UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Penn Treaty American Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

707874103 (CUSIP Number)

March 16, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 9,423,464 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 9,423,464

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,423,464
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.8%
12	TYPE OF REPORTING PERSON* IA

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Convertible Arbitrage Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 9,423,464 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 9,423,464

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,423,464
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.8%
12	TYPE OF REPORTING PERSON* IA

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Convertible Arbitrage Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 9,423,464 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 9,423,464

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,423,464
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.8%
12	TYPE OF REPORTING PERSON* PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Convertible Arbitrage Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 9,423,464 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 9,423,464

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,423,464
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.8%
12	TYPE OF REPORTING PERSON* PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Convertible Arbitrage Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 9,423,464 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 9,423,464

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,423,464
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.8%
12	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTION BEFORE FILLING OUT!

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Hedged High Yield Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 9,423,464 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 9,423,464

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,423,464
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.8%
12	TYPE OF REPORTING PERSON* IA

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Hedged High Yield Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 9,423,464 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 9,423,464

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,423,464
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.8%
12	TYPE OF REPORTING PERSON* PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Hedged High Yield Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 9,423,464 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 9,423,464

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,423,464
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.8%
12	TYPE OF REPORTING PERSON* PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Hedged High Yield Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 9,423,464 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 9,423,464

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,423,464
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.8%
12	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTION BEFORE FILLING OUT!

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Intermarket Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 9,423,464 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 9,423,464

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,423,464
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.8%
12	TYPE OF REPORTING PERSON* IA

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Intermarket Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 9,423,464 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 9,423,464

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,423,464
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.8%
12	TYPE OF REPORTING PERSON* PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Intermarket Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 9,423,464 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 9,423,464

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,423,464
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.8%
12	TYPE OF REPORTING PERSON* PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Intermarket Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 9,423,464 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 9,423,464

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,423,464
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.8%
12	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTION BEFORE FILLING OUT!

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). AJR Financial, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 9,423,464 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 9,423,464

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,423,464
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.8%
12	TYPE OF REPORTING PERSON* IA

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Diversified Convertible Arbitrage Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 9,423,464 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 9,423,464

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,423,464
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.8%
12	TYPE OF REPORTING PERSON* IA

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Diversified Convertible Arbitrage Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 9,423,464 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 9,423,464

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,423,464
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.8%
12	TYPE OF REPORTING PERSON* PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Diversified Convertible Arbitrage Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 9,423,464 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 9,423,464

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,423,464
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.8%
12	TYPE OF REPORTING PERSON* PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Diversified Convertible Arbitrage Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 9,423,464 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 9,423,464

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,423,464
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.8%
12	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTION BEFORE FILLING OUT!

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Pandora Select Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 9,423,464 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 9,423,464

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,423,464
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.8%
12	TYPE OF REPORTING PERSON* IA

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Pandora Select Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 9,423,464 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 9,423,464

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,423,464
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.8%
12	TYPE OF REPORTING PERSON* PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Pandora Select Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 9,423,464 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 9,423,464

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,423,464
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.8%
12	TYPE OF REPORTING PERSON* PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Pandora Select Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 9,423,464 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 9,423,464

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,423,464
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.8%
12	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.	(a)	Name of Issuer

Penn Treaty American Corporation

	(b)	Address of Issuer’s Principal Executive Offices

3440 Lehigh Street Allentown, PA 18103

Item 2.	(a)	Name of Person Filing

This statement is filed by:

	(i)	Whitebox Advisors, LLC, a Delaware limited liability company (“WA”), with respect to the Common Stock beneficially owned by it;

	(ii)	Whitebox Convertible Arbitrage Advisors, LLC, a Delaware limited liability company (“WCAA”), with respect to the Common Stock beneficially owned by it;

	(iii)	Whitebox Convertible Arbitrage Partners, L.P., a British Virgin Islands limited partnership (“WCAP”), with respect to the Common Stock directly beneficially owned by it;

	(iv)	Whitebox Convertible Arbitrage Fund, L.P., a Delaware limited partnership (“WCAFLP”), with respect to the Common Stock indirectly beneficially owned by it;

	(v)	Whitebox Convertible Arbitrage Fund, Ltd., a British Virgin Islands international business company (“WCAFLTD”), with respect to the Common Stock indirectly beneficially owned by it;

	(vi)	Whitebox Hedged High Yield Advisors, LLC, a Delaware limited liability company (“WHHYA”), with respect to the Common Stock beneficially owned by it;

	(vii)	Whitebox Hedged High Yield Partners, L.P., a British Virgin Islands limited partnership (“WHHYP”), with respect to the Common Stock directly beneficially owned by it;

	(viii)	Whitebox Hedged High Yield Fund, L.P., a Delaware limited partnership (“WHHYFLP”), with respect to the Common Stock indirectly beneficially owned by it;

	(ix)	Whitebox Hedged High Yield Fund, Ltd., a British Virgin Islands international business company (“WHHYFLTD”), with respect to the Common Stock indirectly beneficially owned by it;

	(x)	Whitebox Intermarket Advisors, LLC, a Delaware limited liability company (“WIA”), with respect to the Common Stock beneficially owned by it;

	(xi)	Whitebox Intermarket Partners, L.P., a British Virgin Islands limited partnership (“WIP”), with respect to the Common Stock directly beneficially owned by it;

	(xii)	Whitebox Intermarket Fund, L.P., a Delaware limited partnership (“WIFLP”), with respect to the Common Stock indirectly beneficially owned by it;

	(xiii)	Whitebox Intermarket Fund, Ltd., a British Virgin Islands international business company (“WIFLTD”), with respect to the Common Stock indirectly beneficially owned by it;

	(xiv)	AJR Financial, LLC, a Delaware limited liability company (“AJR”), with respect to the Common Stock beneficially owned by it;

(xv)	Pandora Select Advisors, LLC, a Delaware limited liability company (“PSA”), with respect to the Common Stock beneficially owned by it;

(xvi)	Pandora Select Partners, L.P., a British Virgin Islands limited partnership (“PSP”), with respect to the Common Stock directly beneficially owned by it;

(xvii)	Pandora Select Fund, L.P., a Delaware limited partnership (“PSFLP”), with respect to the Common Stock indirectly beneficially owned by it;

(xviii)	Pandora Select Fund, Ltd., a British Virgin Islands international business company (“PSFLTD”), with respect to the Common Stock indirectly beneficially owned by it;

(xix)	Whitebox Diversified Convertible Arbitrage Advisors, LLC, a Delaware limited liability company (“WDCA”), with respect to the Common Stock beneficially owned by it;

(xx)	Whitebox Diversified Convertible Arbitrage Partners, L.P., a Cayman Islands limited partnership (“WDCAP”), with respect to the Common Stock directly beneficially owned by it;

(xxi)	Whitebox Diversified Convertible Arbitrage Fund, L.P., a Delaware limited partnership (“WDCAFLP”), with respect to the Common Stock indirectly beneficially owned by it; and

(xxii)	Whitebox Diversified Convertible Arbitrage Fund, Ltd., a Cayman Islands international business company (“WDCAFLTD”), with respect to the Common Stock indirectly beneficially owned by it.

(b)	Address of Principal Business Office or, if none, Residence

The address of the business office of WA, AJR, WCAA, WHHYA, WIA, PSA, WDCAA, WCAFLP, WHHYFLP, WIFLP, PSFLP and WDCAFLP is:

3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416

The address of the business office of WCAP, WHHYP, WIP, PSP, WCAFLTD, WHHYFLTD, WIFLTD and PSFLTD is:

Trident Chambers, P.O. Box 146 Waterfront Drive, Wickhams Cay Road Town, Tortola, British Virgin Islands

The address of the business office of WDCAP and WDCAFLTD is:

Trident Trust Company (Cayman) Limited One Capital Place, 4th Floor, P.O. Box 847GT Grand Cayman, Cayman Islands, B.W.I.

(c)	Citizenship

WA, AJR, WCAA, WHHYA, WIA, PSA, WDCAA, WCAFLP, WHHYFLP, WIFLP, PSFLP and WDCAFLP are organized under the laws of the State of Delaware;WCAP, WHHYP, WIP, PSP, WCAFLTD, WHHYFLTD, WIFLTD and PSFLTD or organized under the laws of the British Virgin Islands; and WDCAP and WDCAFLTD are organized under the laws of the Cayman Islands.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

707874103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act.

	(b)	☐	Bank as defined in section 3(a)(6) of the Act.

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

	(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

	(a)	Amount Beneficially Owned

WA, pursuant to acting as an investment adviser to its client, Guggenheim Portfolio Co. XXXI LLC, is deemed to be the beneficial owner of 232,571 shares of Common Stock issuable upon conversion of the Company’s 6.25% Convertible Subordinated Notes.

PSP beneficially owns 1,804,734 shares of Common Stock, which includes (i) 2,017 shares of Common Stock, and (ii) 1,802,717 shares of Common Stock issuable upon conversion of the Company’s 6.25% Convertible Subordinated Notes.

WCAP beneficially owns 3,061,483 shares of Common Stock issuable upon conversion of the Company’s 6.25% Convertible Subordinated Notes.

WHHYP beneficially owns 3,085,712 shares of Common Stock issuable upon conversion of the Company’s 6.25% Convertible Subordinated Notes.

WIP beneficially owns 799,998 shares of Common Stock issuable upon conversion of the Company’s 6.25% Convertible Subordinated Notes.

WDCAP beneficially owns 438,966 shares of Common Stock issuable upon conversion of the Company’s 6.25% Convertible Subordinated Notes.

As a result of the relationship described in this statement, each of WA, AJR, WCAA, WHHYA, WIA, PSA, WDCAA, WCAFLP, WHHYFLP, WIFLP, PSPFLP, WDCAFLP, WCAFLTD, WHHYFLTD, WIFLTD, PSFLTD and WDCAFLTD may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by each of WCAP, WHHYP, WIP, PSP and WDCAP. WA, AJR, WCAA, WHHYA, WIA, PSA, WDCAA, WCAFLP, WHHYFLP, WIFLP, PSPFLP, WDCAFLP, WCAFLTD, WHHYFLTD, WIFLTD, PSFLTD and WDCAFLTD each disclaim indirect beneficial ownership of the shares of Common Stock except to the extent of their pecuniary interest in such shares.

Based on the relationships described herein, these entities may be deemed to constitute a “group” within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934. The filing of this statement shall not be construed as an admission that WA, AJR, WCAA, WHHYA, WIA, PSA, WDCAA, WCAP, WHHYP, WIP, PSP, WDCAP, WCAFLP, WHHYFLP, WIFLP, PSPFLP, WDCAFLP, WCAFLTD, WHHYFLTD, WIFLTD, PSFLTD and WDCAFLTD are a group, or have agreed to act as a group.

(b) Percent of Class

As of February 21, 2005, WA and AJR, each beneficially owned 18.8% of the Company’s Common Stock.

As of February 21, 2005, WCCA, WHYYA, WIA, PSA and WDCAA each beneficially owned 18.8% of the Company’s Common Stock.

As of February 21, 2005, WCAP, WHHYP, WIP, PSA and WDCAP each directly beneficially owned 18.8% of the Company’s Common Stock.

As of February 21, 2005, WCAFLP, WHHYF, WIFLP, PSFLP, WDCAFLP, WCAFLTD, WHHYFLTD, WIFLTD, PSFLTD and WDCAFLTD each indirectly beneficially owned 18.8% of the Company’s Common Stock.

The percentage of Common Stock reportedly owned by each entity herein is based on 40,768,722 shares of outstanding Common Stock of the Company, which is the total number of shares issued and outstanding on November 11, 2004.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

0

(ii) Shared power to vote or to direct the vote

WA, AJR, WCAA, WHHYA, WIA, PSA, WDCAA, WCAP, WHHYP, WIP, PSP, WDCAP, WCAFLP, WHHYFLP, WIFLP, PSPFLP, WDCAFLP, WCAFLTD, WHHYFLTD, WIFLTD, PSFLTD and WDCAFLTD have shared voting power with respect to 9,423,464 shares of the Company’s Common Stock.

(iii) Sole power to dispose or to direct the disposition of

0

(iv) Shared power to dispose or to direct the disposition of

WA, AJR, WCAA, WHHYA, WIA, PSA, WDCAA, WCAP, WHHYP, WIP, PSP, WDCAP, WCAFLP, WHHYFLP, WIFLP, PSPFLP, WDCAFLP, WCAFLTD, WHHYFLTD, WIFLTD, PSFLTD and WDCAFLTD have shared power to direct the disposition of 9,443,656 shares of the Company’s Common Stock.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable

Instruction. Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

WA, the managing member and sole owner of each of WCAA, WHHYA and WIA, has the power to direct the affairs of each of WCAA, WHHYA and WIA who manage accounts for the benefit of its clients WCAP, WHHYP, WIP, WCAFLP, WHHYFLP, WIFLP, WCAFLTD, WHHYFLTD and WIFLTD. WCAA has the power to direct the affairs of WCAP including decision making power with respect to the disposition of the proceeds from the sale of the Common Stock; WHHYA has the power to direct the affairs of WHHYP including decision making power with respect to the disposition of the proceeds from the sale of the Common Stock; and WIA has the power to direct the affairs of WIP including decision making power with respect to the disposition of the proceeds from the sale of the Common Stock.

AJR, the managing member and sole owner of each of PSA and WDCAA, has the power to direct the affairs of PSA and WDCAA who manage accounts for the benefit of its clients PSP, WDCAP, PSFLP, WDCAFLP, PSFLTD and WDCAFLTD. PSA has the power to direct the affairs of PSP including decision making power with respect to the disposition of the proceeds from the sale of the Common Stock; and WDCAA has the power to direct the affairs of WDCAP including decision making power with respect to the disposition of the proceeds from the sale of the Common Stock

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

See Item 2

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 16, 2005
Date

/s/ Jonathan D. Wood
Signature

Jonathan D. Wood as Chief Financial Officer of Whitebox
Advisors, LLC, AJR Financial, LLC, Whitebox Convertible
Arbitrage Advisors, LLC, Whitebox Convertible Arbitrage
Partners, L.P., Whitebox Convertible Arbitrage Fund, L.P.,
Whitebox Convertible Arbitrage Fund, Ltd., Whitebox Hedged
High Yield Advisors, LLC, Whitebox Hedged High Yield
Partners, L.P., Whitebox Hedged High Yield Fund, L.P.,
Whitebox Hedged High Yield Fund, Ltd., Whitebox Intermarket
Advisors, LLC, Whitebox Intermarket Partners, L.P., Whitebox
Intermarket Fund, LP, Whitebox Intermarket Fund, Ltd.,
Pandora Select Advisors, LLC, Pandora Select Partners, L.P.,
Pandora Select Fund, L.P. and Pandora Select Fund, Ltd.,
Whitebox Diversified Convertible Arbitrage Advisors, LLC,
Whitebox Diversified Convertible Arbitrage Partners, L.P.,
Whitebox Diversified Convertible Arbitrage Fund, L.P., and
Whitebox Diversified Convertible Arbitrage Fund, Ltd.
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)